Exhibit 12.1
Las Vegas Sands Corp.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2008(1)	2007	2007(1)	2006	2005	2004	2003

	(in thousands)
Income (loss) before income taxes and noncontrolling interest	(24,336)	142,192	138,279	504,246	287,936	481,447	66,634

Add: Fixed charges	272,810	197,715	478,483	238,534	126,679	148,001	131,482

Add: Amortization of interest capitalized	6,436	1,043	4,298	2,010	1,933	1,855	1,703

Less: Interest capitalized	(62,220)	(104,787)	(223,248)	(94,594)	(22,700)	(4,601)	(5,640)

Earnings as adjusted	192,690	236,163	397,812	650,196	393,848	626,702	194,179

Interest expensed	203,174	89,021	244,808	135,853	96,292	138,077	122,442

Interest capitalized	62,220	104,787	223,248	94,594	22,700	4,601	5,640

Interest in rental expense	7,416	3,907	10,427	8,087	7,687	5,323	3,400

Total fixed charges	272,810	197,715	478,483	238,534	126,679	148,001	131,482

Earnings to Fixed Charges(2)	—	1.19	—	2.73	3.11	4.23	1.48

Deficiency Amount	(80,120)	—	(80,671)	—	—	—	—

(1)	Las Vegas Sands Corp.’s earnings were insufficient to cover fixed charges by $80.7 million and $80.1 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively.
(2)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.